OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB Number:	3235-0167
Expires:	November 30, 2010
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FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         Commission File Number
(Exact name of registrant as specified in its charter)
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
   Please place an X in the box(es) to designate the
appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
 Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 1 2h-3(b)( 1 )(i) Rule 12h-3(b)(1)(ii)
Rule 15d-6 (x)
Approximate number of holders of record as of the certification or notice date: 1010
   Pursuant to the requirements of the Securities Exchange Act of 1934
 (Name of registrant as specified in charter) has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.
Date:  June 12, 2009            By:  /s/ Keith Roberts, President and Secretary
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange
Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.